December 14, 2006

Mr. Michael Moran

Accounting Branch Chief

United States Securities and Exchange Commission

Washington, D.C. 20549-0404

Re:	Aquila, Inc.
Form 10-K for the fiscal year ended December 31, 2005
Filed March 7, 2006
File No. 001-03562

Dear Mr. Moran:

On behalf of Aquila, Inc., we are writing in response to the Staff’s comment on the Aquila, Inc.’s Form 10-K, set forth in its letter of November 30, 2006.

For your convenience, we have repeated the substance of the comment, along with Aquila, Inc.’s response thereto.

Form 10-K December 31, 2005

Three-Year Review – Gas Utilities, page 48

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We note your response to our prior comment 4 of our letter dated November 3, 2006. Where a company includes in its MD&A a discussion of segment profitability including non-GAAP measures, the company also should include in the segment discussion in the MD&A a complete discussion of the reconciling items that apply to the particular segment being discussed. We do not believe reference to the reconciliation on page 42 is responsive to the particular segment. Please revise. If you disagree, please provide us with a documented response with your basis for reaching your conclusion. See FAQ 19 on the Use of non-GAAP Financial Measures.

We will revise the segment discussions in MD&A in future filings to include the reconciliation for each segment from the non-GAAP measure, EBITDA, to the GAAP measure, Income (Loss) Before Income Taxes, by including the reconciling items interest expense allocated to each segment and depreciation and amortization expense.

Should you wish to discuss the contents of this letter at any time, please do not hesitate to contact the undersigned at (816) 467-3382 or Mark A. Foltz, Vice President, Controller at (816) 467-3703.

Very truly yours,

/s/ Beth A. Armstrong

Beth A. Armstrong

Chief Accounting Officer

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